SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549



FORM 11-K

ANNUAL REPORT



Pursuant to Section 15(d) of
the Securities Exchange Act of 1934

For the fiscal year ended December 31, 1993


A. Full title of the Plan:

NAPA VALLEY BANCORP
401(k) EMPLOYEE SAVINGS PLAN


The address of the Plan is the
same as the address of the issuer.


B. Name of Issuer of the securities held pursuant to the Plan and the address of its principal executive office:

   WESTAMERICA BANCORPORATION
   1108 Fifth Avenue
   San Rafael, California 94901

This Plan is subject to Employee Retirement Income Security Act of 1974.


INDEX TO THE FINANCIAL STATEMENTS


 Independent Auditors' Report

 Statements of Net Assets Available for Plan Benefits
  December 31, 1993 and 1992

 Statements of Changes in Net Assets Available for Plan Benefits for the Years Ended December 31, 1993 and 1992

 Notes to Financial Statements

 Schedule I - Assets Held for Investment Purposes
  December 31, 1993 and 1992

 Schedule II - Allocation of Net Assets to
  Investment Programs - December 31, 1993 and 1992

 Schedule III - Allocation of Changes in Net Assets to Investment Programs for the Years Ended
  December 31, 1993 and 1992

 Schedule IV - Transactions Involving More Than
  Five Percent of Plan Assets for the Years Ended
  December 31, 1993 and 1992


 Independent Auditors' Consent

 Duly Authorized Signature

INDEPENDENT AUDITORS' REPORTS


To the Administrators of
 Napa Valley Bancorp 401(k) Employee Savings Plan
 San Rafael, California

We have audited the accompanying statements of net assets available for plan benefits, of Napa Valley Bancorp 401(k) Employee Savings Plan as of December 1993 and 1992, and the related statements of changes in net assets available for plan benefits for the years ended then. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and the disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1993 and 1992, and the changes in net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary schedules on pages 7 through 14 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplementary schedules have been subjected to auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Pisenti & Brinker
Santa Rosa, California
June 15, 1994

Napa Valley Bancorp
401(k) Employee Savings Plan
Statements of Net Assets Available for Benefits
December 31, 1993 and 1992

                                            1993        1992

ASSETS

  Cash and money market funds                    $0    $350,605

  Receivables
      Employer matching contributions             0      15,402
      Other receivables                           0       3,027
                                        ------------------------
        Total receivables                         0      18,429
                                        ------------------------

  Investments
      Mutual funds                                0     491,537
      Napa Valley Bancorp common stock            0     669,214
                                        ------------------------
        Total investments                         0   1,160,751
                                        ------------------------

                           TOTAL ASSETS           0   1,529,785

LIABILITIES

  Other                                         ---         ---
                                        ------------------------

NET ASSETS AVAILABLE FOR BENEFITS                $0  $1,529,785
                                        ========================

See accompanying Notes to Financial Statements.

Napa Valley Bancorp
401(k) Employee Savings Plan
Statements of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 1993 and 1992

                                                      1993        1992

INVESTMENT INCOME

  Interest and dividend income                        $42,615     $19,982
  Net appreciation in fair value of investments       202,352     302,314
                                                  ------------------------

    Total investment income                           244,967     322,296

EMPLOYER MATCHING CONTRIBUTION                         27,235     102,738

EMPLOYEE CONTRIBUTION                                  94,745     335,298

DISTRIBUTIONS PAID TO PARTICIPANTS                   (653,978)   (213,524)

MERGER INTO WESTAMERICA
BANCORPORATION TAX DEFERRED SAVINGS/
RETIREMENT PLAN (ESOP)                             (1,242,755)        ---
                                                  ------------------------

                          NET (DECREASE) INCREASE  (1,529,785)    546,808

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of Year                                 1,529,785     982,977
                                                  ------------------------

  End of Year                                              $0  $1,529,785
                                                  ========================



See accompanying Notes to Financial Statements.

NAPA VALLEY BANCORP
401(k) EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS


NOTE A. Description of the Plan

The following description of the Napa Valley Bancorp 401(k) Employee Savings Plan (the "Plan") provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

General

The Plan became effective January 1, 1989, and is a defined contribution plan covering all employees who have one year of service and are age 18 or older. A year of service is 12 consecutive months during which an employee works at least 1,000 hours. Upon meeting the Plan's eligibility requirements, an employee may enroll to become a member of the Plan on the first semiannual entry date (January 1 or July 1) following such eligibility.

Contributions

Employee contributions are made from payroll deductions each pay period. Plan participants may contribute between 2% and 15% of their annual gross salary, but may not exceed Internal Revenue Code limitations on contributions. Plan participants elect the percentage, in increments of 10% of the participants contribution, to be invested in each of four types of investment funds. The Company matches 50% of each employee's contribution up to 4% of eligible pay. This match made each year is invested in the form of stock in Napa Valley Bancorp (the "Company"), the Plan's sponsor.

Participant Accounts

Participant's accounts are credited with the allocation of (a) their contributions, (b) Company matching contributions, and (c) gains or losses from fund investments. Forfeitures are created when participants terminate employment before becoming entitled to their full benefits under the Plan. The forfeited amounts will be used to reduce the Company's contribution to the Plan. Forfeited amounts totaled $40,658 and $12,242 for the plan years ended December 31, 1993 and 1992, respectively.

Administrative Costs

Administrative costs of the Plan are paid by the Company.

Vesting

Participants are vested in Company contributions based on the number of years of service as follows:

                                  Vested
           Years of Service     Percentage

                1-2                0%
                  3               20%
                  4               40%
                  5               60%
                  6               80%
                  7              100%

Participants are 100% vested, regardless of length of service, if death or total and permanent disability ends employment or if a participant meets the requirements for normal retirement, as defined in the plan document. Also, participants are always 100% vested in salary reduction amounts contributed to the Plan.

Payment Benefits

Unless participants elect otherwise prior to the time benefits are scheduled to commence, such benefits shall be payable in installments over a period not to exceed the participant's life expectancy. Alternatively, participants may elect to receive lump sum payments equal to the entire vested account balances.


NOTE B. Summary of Significant Accounting Policies

Method of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting in conformity with generally accepted accounting principles.

Investments

Investments are held by the trustee and are recorded at market value. All Plan funds are invested based upon participant elections in four types of investment funds. The investment funds offered may be changed from time to time by the Company.

Taxes

Due to the Plan's qualified status, the financial statements do not include a provision for income taxes.

NOTE C. Investments

The Plan's investments (including investments bought, sold and held during the year) appreciated in value by $202,352 and $302,314 for the years ended December 31, 1993 and 1992, respectively.

This consisted of appreciation in mutual funds of $50,568 and $10,181 and in common stock of $151,784 and $292,133 for the years ended December 31, 1993 and 1992, respectively.


NOTE D. Plan Termination

The Company may terminate the Plan at any time. In the event that the Plan is terminated, the full value of participant accounts shall become fully vested.

NOTE E. Tax Status

The Plan was established to qualify under Section 401(a) of the Internal Revenue Code, whereby the contributions to the Plan and investment income and gains on assets held by the Plan are not taxed to the participants until distributed or withdrawn in accordance with the provisions of the Plan. The Plan received a favorable tax determination letter from the Internal Revenue Service on August 6, 1992 regarding the Plan's qualification under Section 401(a).


NOTE F. Plan Merger

On April 15, 1993, the Company merged into and with Westamerica Bancorporation ("WABC"). The merger was consummated through the surrender of Company common stock for WABC common stock. Consequently, the Plan was merged into the Westamerica Bancorporation Tax Deferred Savings/Retirement Plan (ESOP) on April 15, 1993. Service credited under the Plan will be credited under the ESOP for purposes of eligibility and vesting.


NOTE G. Employer Related Investments

The Plan has funds invested in common stock of the Company, Napa Valley Bancorp. Under the merger of the Company into WABC, each share of the Company's common stock was exchanged for .6323 shares of WABC common stock. Such investments are specifically permitted under Section 408 of the Employee Retirement Income Security Act of 1974.

Napa Valley Bancorp
401(k) Employee Savings Plan
Assets Held for Investment - Schedule I
Year Ended December 31, 1993

Number of                                   Market
 Shares         Investments         Cost     Value


                   None

Napa Valley Bancorp
401(k) Employee Savings Plan
Assets Held for Investment - Schedule I
Year Ended December 31, 1992

Number of                                                     Market
 Shares                 Investments                 Cost       Value

 23,691   Pimco Funds                          $244,287   $241,419 (1)

  2,732   Gabelli Asset Fund                     47,939     54,330

  3,051   Harbor International Fund              52,339     51,472

  2,531   Janus Fund                             46,520     49,828

  3,517   Strong Common Stock Fund               46,600     53,014

  3,132   Warburg, Pincus Capital                38,440     41,474
                                               --------   --------
TOTAL MUTUAL FUNDS                             $476,125   $491,537
                                               ========   ========


 47,801   Napa Valley Bancorp Common Stock     $450,366   $669,214 (1)(2)
                                               --------   --------
TOTAL COMMON STOCK                             $450,366   $669,214
                                               ========   ========



(1) Indicates investments that represent 5% or more of the Plan's net assets.

(2) Indicates Party in Interest.

Napa Valley Bancorp
401(k) Employee Savings Plan
Allocation of Net Assets to Investment Programs
Schedule II
December 31, 1993

                                 Money                              Employee    Employer                 Merger
                                 Market      Income      Growth      Stock       Stock                     of
                                  Fund        Fund        Fund        Fund        Fund       Total       Assets      Total

ASSETS

  Cash and money market funds    $211,525    $ 16,605    $206,174    $  4,388    $  3,608    $442,300   ($442,300)     $     0
                                 --------    --------    --------    --------    --------    --------    ---------     -------

  Receivables

    Employer matching
     contribution                       0           0           0           0           0           0             0           0
    Trustee fee reimbursable        1,792           0           0           0           0       1,792        (1,792)          0
    Other receivables               1,403         569           2           0           0       1,974        (1,974)          0
                              -----------    --------    --------    --------    --------   ---------    ----------    --------
            Total receivables       3,195         569           2           0           0       3,766        (3,766)          0
                                 --------    --------    --------    --------    --------   ---------   -----------    --------
  Investments

    Mutual funds                        0     172,282           0           0           0     172,282      (172,282)          0
    Napa Valley Bancorp
     common stock                       0           0           0     221,270     403,137     624,407      (624,407)          0
                                 --------    --------    --------    --------    --------  ----------    ----------    --------
            Total investments           0     172,282           0     221,270     403,137     796,689      (796,689)          0
                                 --------    --------    --------    --------    --------  ----------    ----------    --------

                 TOTAL ASSETS    $214,720    $189,456    $206,176    $225,658    $406,745  $1,242,755   ($1,242,755)   $      0
                                 ========    ========    ========    ========    ========  ==========    ==========    ========

Napa Valley Bancorp
401(k) Employee Savings Plan
Allocation of Net Assets to Investment Programs
Schedule II
December 31, 1992

                                           Money                              Employee    Employer
                                           Market      Income      Growth      Stock       Stock
                                            Fund        Fund        Fund        Fund        Fund       Total

ASSETS

  Cash and money market funds              $317,511    $ 13,962    $ $3,759    $ 14,391    $    982  $  350,605
                                           --------    --------    --------    --------    --------  ----------

  Receivables

    Employer matching contribution              ---         ---         ---         ---      15,402      15,402
    Other receivables                         3,027         ---         ---         ---         ---       3,027
                                           --------    --------   ---------    --------   ---------  ----------
                      Total receivables       3,027           0           0           0      15,402      18,429
                                           --------    --------   ---------    --------    --------  ----------
  Investments

    Mutual funds                                ---     241,419     250,118         ---         ---     491,537
    Napa Valley Bancorp common stock            ---         ---         ---     238,330     430,884     669,214
                                           --------    --------    --------    --------    --------  ----------
                      Total investments         ---     241,419     250,118     238,330     430,884   1,160,751
                                           --------    --------    --------    --------    --------  ----------

                           TOTAL ASSETS    $320,538    $255,381    $253,877    $252,721    $447,268  $1,529,785
                                           ========    ========    ========    ========    ========  ==========

Napa Valley Bancorp
401(k) Employee Savings Plan
Allocation of Changes in Net Assets to Investment Programs
Schedule III
For the Year Ended December 31, 1993

                                                Money                              Employee    Employer
                                                Market      Income      Growth      Stock       Stock
                                                 Fund        Fund        Fund        Fund        Fund       Total

INVESTMENT INCOME

  Interest and dividend income                    $8,066     $16,000     $10,277      $3,110      $5,162       $42,615
  Net appreciation in fair value
    of investments                                   ---       1,468      49,100      54,433      97,351       202,352
                                               ---------   ---------   ---------   ---------   ---------   -----------
                     Total investment income       8,066      17,468      59,377      57,543     102,513       244,967

EMPLOYER MATCHING CONTRIBUTION                       ---         ---         ---         ---      27,235        27,235

EMPLOYEE CONTRIBUTION                             24,418      26,551      25,976      17,800         ---        94,745

DISTRIBUTIONS PAID TO PARTICIPANTS              (132,382)   (109,931)   (138,351)   (103,043)   (170,271)     (653,978)

TRANSFERS                                         (5,920)        (14)      5,297         637         ---           ---
                                               ---------   ---------   ---------   ---------   ---------    ----------
                                Net Decrease    (105,818)    (65,925)    (47,701)    (27,063)    (40,523)     (287,030)

NET ASSETS

    Beginning of Year                            320,538     255,381     253,877     252,721     447,268     1,529,785

    Merger of Assets into the
    Westamerica Bancorporation Tax
    Deferred Savings/Retirement Plan (ESOP)     (214,720)   (189,456)   (206,176)   (225,658)   (406,745)   (1,242,755)
                                               ---------   ---------   ---------   ---------   ---------   -----------

    End of Year                                $       0   $       0   $       0   $       0   $       0   $         0
                                               =========   =========   =========   =========   =========   ===========

Napa Valley Bancorp
401(k) Employee Savings Plan
Allocation of Changes in Net Assets to Investment Programs
Schedule III
For the Year Ended December 31, 1992

                                           Money                              Employee    Employer
                                           Market      Income      Growth      Stock       Stock
                                            Fund        Fund        Fund        Fund        Fund       Total

INVESTMENT INCOME

  Interest and dividend income             $  9,254    $  7,854    $  1,390    $    883    $    601  $   19,982
  Net appreciation in fair value
    of investments                              ---        (365)     10,941     113,049     178,689     302,314
                                           --------    --------    --------    --------    --------  ----------
                Total investment income       9,254       7,489      12,331     113,932     179,290     322,296


EMPLOYER MATCHING CONTRIBUTION                  ---         ---         ---         ---     102,738     102,738

EMPLOYEE CONTRIBUTION                        93,003      82,653      86,684      72,958         ---     335,298

DISTRIBUTIONS PAID TO PARTICIPANTS          (23,585)    (34,785)    (32,504)    (73,256)    (49,394)   (213,524)

TRANSFERS                                     5,619      14,687       6,982     (20,783)     (6,505)        ---
                                           --------    --------    --------    --------    --------  ----------
                           Net Increase      84,291      70,044      73,493      92,851     226,129     546,808

NET ASSETS

    Beginning of Year                       236,247     185,337     180,384     159,870     221,139     982,977
                                           --------    --------    --------    --------    --------  ----------

    End of Year                            $320,538    $255,381    $253,877    $252,721    $447,268  $1,529,785
                                           ========    ========    ========    ========    ========  ==========


Napa Valley Bancorp
401(k) Employee Savings Plan
Schedule IV
Transactions Involving More
Than Five Percent (5%) of Plan Assets

For the Year Ended December 31, 1993

 Principal
  Amount/
 Number of
   Shares                    Issuer                 Cost       Proceeds

               PURCHASES

               Pacific Trust Company
   $735,387    Money Market Fund (2.69%)               $735,387      ---

        983    Janus Fund                                19,000      ---

      2,817    Pimco Funds                               29,000      ---

      1,053    Strong Common Stock Fund                  18,000      ---

      1,189    Harbor International                      21,000      ---

      1,373    Warburg, Pincus Capital                   19,000      ---

               MATURITIES & SALES

      4,312    Harbor International                      74,548      $98,659

               Pacific Trust Company
    630,993    Money Market Fund (2.69%)                630,993      630,993

     11,160    Pimco Funds                              114,794      115,065

      4,641    Strong Common Stock Fund                  65,686       83,259

      3,676    Janus Fund                                68,535       75,495

      4,697    Warburg, Pincus Capital                   59,980       69,486

Napa Valley Bancorp
401(k) Employee Savings Plan
Schedule IV
Statement of Transactions Involving More
Than Five Percent (5%) of Plan Assets

For the Year Ended December 31, 1992

                                                         Total Value of
                                                    -----------------------             Current Value   Realized
                                                    Sales and                 Cost of    on Date of     Net Gain
         Issuer            Description of Asset     Receipts   Acquisitions    Asset     Transaction     (Loss)

Neuberger & Bernan Ltd.        Mutual Funds                         $30,463                  $30,463

Neuberger & Bernan Ltd.        Mutual Funds           $202,531                 $195,228                   $7,303

Pimco Funds                    Mutual Funds                         244,287                  244,287

Janus Fund                     Mutual Funds                          37,227                   37,227

Janus Fund                     Mutual Funds             52,111                   47,337                    4,774

Napa Valley Bancorp            Common Stock                          97,717                   97,717


Consent


Pension Management Committee for the Westamerica Bancorporation


We consent to incorporation by reference in the registration statements No. 2-99877, 33-23043, 33-46073 on Form S-8, of Napa Valley Bancorp 401(k)
Employees Savings Plan of our report dated June 15, 1994, relating to the statements of net assets available for plan benefits of Napa Valley Bancorp 401(k) Employee Savings Plan as of December 31, 1993 and 1992, and the related statements of changes in net assets available for plan benefits for the years then ended, which report appears in the December 31, 1993 annual report on Form 11-K of Napa Valley Bancorp 401(k) Employee Savings Plan.


Pisenti & Brinker
Santa Rosa , California
June 15, 1994

SIGNATURE




Pursuant to the requirement of the Securities Exchange Act of 1934, the trustees (or the persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



 WESTAMERICA BANCORPORATION
TAX DEFERRED SAVINGS/RETIREMENT PLAN (ESOP)




Date:   June 15, 1994     By:  Dennis R. Hansen
                        Member, Pension Management Committee